SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                    SCHEDULE 13D
                                                                  (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                                          (Amendment No. 1)*

Baycorp Holdings, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

072728108
(CUSIP Number)

     Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             (Page 1 of 9)
                               (Continued on the following pages)


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                                                                    SCHEDULE 13D
Page 10 of 9

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  946,059

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  946,059

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  946,059

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  994,749

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  994,749

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  994,749

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  994,749

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  994,749

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  994,749

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.0%

14.      TYPE OF REPORTING PERSON*
                  CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Baycorp Holdings, Ltd. (the "Issuer") beneficially owned by Elliott Associates, L.P., Elliott International, L.P. (f/k/a Westgate International, L.P.) ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA") (collectively, the "Reporting Persons") as of January 12, 2001 and amends and supplements the Schedule 13D dated February 18, 1997 (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

ITEM 2.  Identity and Background.

     (a)-(c) The names of the persons filing this statement on Schedule 13D are:
(i) Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), (ii) Elliott International, L.P., a Cayman Islands limited partnership (f/k/a Westgate International, L.P.) ("Elliott International"), and (iii) Elliott International Capital Advisors, Inc., a Delaware corporation ("EICA"). EICA expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

         Elliott's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Elliott's principal business is to purchase, sell, trade and invest in securities.

     Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott.

         SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation is serving as general partner of Elliott and Capital Advisors and as president of EICA.

         CAPITAL ADVISORS

         Capital Advisors' business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Capital Advisors' principal business is the furnishing of investment advisory services.

     Singer and Braxton Associates, Inc. are the general partners of Capital Advisors.

     Braxton Associates, Inc. has an address at 712 Fifth Avenue, 36th Floor, New York, New York 10019. Singer is the sole director and executive officer of Braxton Associates, Inc.

ELLIOTT INTERNATIONAL

         The business address of Elliott International is c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands.

         The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     Hambledon, Inc., a Cayman Islands corporation with an address at c/o HSBC Financial Services (Cayman) Limited P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands ("Hambledon"), is the sole general partner of Elliott International. Singer is the sole director and executive officer of Hambledon. EICA is the investment manager for Elliott International.

EICA

         The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of EICA is to act as investment manager for Elliott International.

         Singer is the sole director and executive officer of EICA.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,071,810

         The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,187,719

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 946,059 shares of Common Stock, constituting 11.4% of all of the outstanding shares of Common Stock.

         International Advisors and EICA beneficially own an aggregate of 994,749 shares of Common Stock, constituting 12.0% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                               Approx. Price per
                                    Amount of Shs.             Share (excl. of
Date              Security          Bought (Sold)              commissions)
----              --------          -------------              -----------------

12/20/00          Common            55,700                      $5.99
12/21/00          Common            16,600                      $6.21
01/03/01          Common             2,350                      $6.25
01/05/01          Common             4,750                      $6.38

         Elliott effected the above transactions on the American Stock Exchange.

         The following transactions were effected by Elliott International during the past sixty (60) days:

                                                               Approx. Price per
                                    Amount of Shs.             Share (excl. of
Date              Security          Bought (Sold)              commissions)
----              --------          -------------              -----------------

12/20/00          Common            55,700                      $5.99
12/21/00          Common            16,600                      $6.21
01/03/01          Common             2,350                      $6.25
01/05/01          Common             4,750                      $6.38

         Elliott International effected the above transactions on the American Stock Exchange.

         No other transactions required to be reported on Schedule 13D were effected by either Elliott or Elliott International during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International.

         (e)      Not applicable.

                                                                      SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 12, 2001

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors, Inc.,
                  as attorney-in-fact


                  By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


         By: /s/ Elliot Greenberg
                  Elliot Greenberg
                  Vice President